SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15a-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2003

SCOTTISH POWER PLC

(Translation of Registrant’s Name Into English)

CORPORATE OFFICE, 1 ATLANTIC QUAY, GLASGOW, G2 8SP

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒	Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐	No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .)

FORM 6-K: TABLE OF CONTENTS

1.	Notifications by Scottish Power plc on Schedule 5, each dated September 30, 2003, regarding blocklisting six monthly return.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  October 2, 2003

/S/ SCOTTISH POWER PLC
(Registrant)

By:	/S/ DONALD MCPHERSON
Donald McPherson
Assistant Company Secretary

SCHEDULE 5

BLOCKLISTING SIX MONTHLY RETURN

To:    Listing Applications

UK Listing Authority

Financial Services Authority

25, The North Colonnade

Canary Wharf

London, E14 5HS

Please ensure the entries on this return are typed

1. Name of company

Scottish Power plc

2. Name of scheme

ScottishPower Sharesave Scheme

3. Period of return:

From 1 April 2003	To 30 September 2003

4. Number and class of shares(s) (amount of stock / debt security) not issued under scheme

1,925,337 ordinary shares

5. Number of shares issued / allotted under scheme during period:

Nil

6. Balance under scheme not yet issued / allotted at end of period

1,925,337 ordinary shares

7. Number and class of share(s) (amount of stock / debt securities) originally listed and the date of admission;

40,000,000 + 10,000,000 + 2,000,000 = 52,000,000 ordinary shares

Please confirm total number of shares in issue at the end of the period in order for us to update our records

1,857,447,594 ordinary shares

Contact for queries

Name	Donald McPherson

Address	ScottishPower, Avondale House, Phoenix Crescent, Strathclyde Business Park, Bellshill, ML4 3NJ

Telephone	01698 396409

Person making the return

Name	Donald McPherson

Position	Assistant Secretary

Signature

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

SCHEDULE 5

BLOCKLISTING SIX MONTHLY RETURN

To:    Listing Applications

UK Listing Authority

Financial Services Authority

25, The North Colonnade

Canary Wharf

London, E14 5HS

Please ensure the entries on this return are typed

1. Name of company

Scottish Power plc

2. Name of scheme

ScottishPower Executive Share Option Scheme

3. Period of return:

From 1 April 2003	To 30 September 2003

4. Number and class of shares(s) (amount of stock / debt security) not issued under scheme

167,563 ordinary shares

5. Number of shares issued / allotted under scheme during period:

Nil

6. Balance under scheme not yet issued / allotted at end of period

167,563 ordinary shares

7. Number and class of share(s) (amount of stock / debt securities) originally listed and the date of admission;

4,600,000 ordinary shares

Please confirm total number of shares in issue at the end of the period in order for us to update our records

1,857,447,594 ordinary shares

Contact for queries

Name	Donald McPherson

Address	ScottishPower, Avondale House, Phoenix Crescent, Strathclyde Business Park, Bellshill, ML4 3NJ

Telephone	01698 396409

Person making the return

Name	Donald McPherson

Position	Assistant Secretary

Signature

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

SCHEDULE 5

BLOCKLISTING SIX MONTHLY RETURN

To:    Listing Applications

UK Listing Authority

Financial Services Authority

25, The North Colonnade

Canary Wharf

London, E14 5HS

Please ensure the entries on this return are typed

1. Name of company

Scottish Power plc

2. Name of scheme

PacifiCorp Stock Incentive Plan

3. Period of return:

From 1 April 2003	To 30 September 2003

4. Number and class of shares(s) (amount of stock / debt security) not issued under scheme

3,597,800 ordinary shares

5. Number of shares issued / allotted under scheme during period:

Nil

6. Balance under scheme not yet issued / allotted at end of period

3,597,800 ordinary shares

7. Number and class of share(s) (amount of stock / debt securities) originally listed and the date of admission;

4,000,000 ordinary shares

Please confirm total number of shares in issue at the end of the period in order for us to update our records

1,857,447,594 ordinary shares

Contact for queries

Name	Donald McPherson

Address	ScottishPower, Avondale House, Phoenix Crescent, Strathclyde Business Park, Bellshill, ML4 3NJ

Telephone	01698 396409

Person making the return

Name	Donald McPherson

Position	Assistant Secretary

Signature

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

SCHEDULE 5

BLOCKLISTING SIX MONTHLY RETURN

To: Listing Applications

UK Listing Authority

Financial Services Authority

25, The North Colonnade

Canary Wharf

London, E14 5HS

Please ensure the entries on this return are typed

1. Name of company

Scottish Power plc

2. Name of scheme

ScottishPower Employee Share Ownership Plan

3. Period of return:

From 1 April 2003	To 30 September 2003

4. Number and class of shares(s) (amount of stock / debt security) not issued under scheme

271,547 ordinary shares

5. Number of shares issued / allotted under scheme during period:

1,514,792 ordinary shares

6. Balance under scheme not yet issued / allotted at end of period

3,756,755 ordinary shares

7. Number and class of share(s) (amount of stock / debt securities) originally listed and the date of admission;

3,000,000 + 5,000,000 + 5,000,000 = 13,000,000

Please confirm total number of shares in issue at the end of the period in order for us to update our records

1,857,447,594 ordinary shares

Contact for queries

Name	Donald McPherson

Address	ScottishPower, Avondale House, Phoenix Crescent, Strathclyde Business Park, Bellshill, ML4 3NJ

Telephone	01698 396409

Person making the return

Name	Donald McPherson

Position	Assistant Secretary

Signature

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.